www.linkedin.com/in/
codyvsimmons (LinkedIn)
www.dermasensor.com (Company)

Top Skills

Biotechnology
Entrepreneurship
Business Development

Languages

French

Honors-Awards

Forbes 30 under 30, Healthcare

Publications

College, Online Giving, and CO-
Fund: Helping Fund Student Tuition

The AccuCirc: Implications for
Circumcision and HIV

Cody Simmons

CEO, DermaSensor Inc | HealthTech | Entrepreneur
Miami-Fort Lauderdale Area

Summary

Cody is the Co-Founder and CEO of DermaSensor, a health
technology company that has raised $43 million and in May 2024
launched America's first automated skin cancer detection device for
use by all one million physicians. As a bioengineer and entrepreneur,
Cody has spent all of his career bringing new health technologies
to physicians and patients. He is a frequent speaker at health
technology and entrepreneurship events, and Cody was included on
the Forbes 30 Under 30 in healthcare.

Prior to joining DermaSensor, Cody led commercial efforts for a
Silicon Valley medical device screening and monitoring startup.
His first industry role was in a leadership development program at
Genentech, after which he stayed at Genentech to lead commercial
strategy efforts in the US oncology pricing strategy group. During
his graduate work at Stanford, he co-founded a health technology
startup with two other graduate students, raising an angel round,
participating in the StartX program, and completing a licensing deal
with Stanford.

Cody earned a Bachelor of Arts degree in economics as well as
entrepreneurship in the engineering track (bioengineering focus)
from Brown University. He then completed a Masters of Science in
Bioengineering, for which he completed his graduate research at
Stanford University.

Experience

DermaSensor
Co-Founder & CEO
May 2016 - Present (10 years 3 months)
Miami, Florida, United States

Verana Health

Head of Business Development
April 2015 - May 2016 (1 year 2 months)
San Francisco Bay Area

Genentech
Manager
August 2011 - March 2015 (3 years 8 months)
South San Francisco

CS Laboratory Technologies
Co-Founder & CEO
March 2011 - March 2015 (4 years 1 month)
Mountain View

CO-Fund
Founder
August 2009 - December 2010 (1 year 5 months)

Sprowtt
Product Management Intern
June 2009 - December 2009 (7 months)

Slater Technology Fund
Venture Capital Fellow
January 2009 - May 2009 (5 months)

_____

Education

Brown University
BA, Degrees in the Entrepreneurship program (Bioengineering focus) and in
Economics

University of Paris I: Panthéon-Sorbonne
N/A, N/A

Brown University
MS, Bioengineering